Exhibit 99.1

788 – 550 Burrard Street
Vancouver, BCV6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 14-281
July 22, 2014

Platinum Group Metals Waterberg Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces the award of the Independent Qualified Person role for the ongoing Waterberg Pre-Feasibility Study, “PFS” to South Africa based and global engineering firm DRA Mineral Projects (Pty) Ltd. (“DRA”). The award of the contract to DRA follows a competitive tender and adjudication process.

R. Michael Jones, President and CEO of Platinum Group Metals Ltd. said “We are very pleased to be working with DRA at Waterberg. DRA had a compelling bid for the work and we know the company very well as our engineering, procurement and construction manager for the ongoing build at our WBJV Project 1 (Maseve) platinum mine where approximately CAD $300 million in construction and development has been completed so far. DRA has done an excellent job managing to budget and schedule. Current site activities at Project 1 include mine construction and underground development involving over 1,600 people with planned production in the 4th quarter 2015. DRA has a strong team with local experience on the North Limb of the Bushveld and we know they have the ability to perform well at a large scale, as required at Waterberg, all the way into project execution.”

The Waterberg Project has emerged as one of the world’s largest undeveloped palladium discoveries. The current combined Waterberg resource stands at 29 million ounces 4E of which 17.74 million ounces are palladium, 61% of the current inferred resource. (See details below). Palladium has been one of the top performing commodities over the past year recently skirting US $900 per ounce driven by a combination of strong global auto demand, supply disruptions stemming from strike activity in South Africa and potential economic sanctions against Russia, the world’s largest palladium producer.

Based on a Preliminary Economic Assessment (“PEA”) for the Waterberg Joint Venture filed on SEDAR on March 13, 2014, first production is planned for 2018. At steady state the project is modelled to produce 397,000 ounces of palladium per year with a 20 year plus mine life along with platinum, gold, rhodium and significant nickel and copper by-products (655,000 Pd, Pt, Au ounces /year steady state).

As global demand for palladium continues to grow the Waterberg project is well positioned in terms of timing and scale.

(The PEA conforms to the requirements of Canada's National Instrument 43-101. The economic analysis is based on Inferred Resources and is preliminary in nature. Inferred Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized. The estimates in the PEA are estimated at +/-30% accuracy on an engineering basis).

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The Company also announces the acceleration of drilling programs on the Waterberg Joint Venture (49.9% Effective Interest) and Waterberg Extension (87% Effective Interest) with a total of 24 drill rigs now in operation. Including drilling contractors under the Company’s supervision, approximately 180 people are involved in the activities at Waterberg.

The program at Waterberg is focussed on infill drilling with the objective of delineating indicated resources on the Waterberg Joint Venture with 20 machines and drilling with 4 machines to expand known resources northward for several kilometers on the Extension. At present the Inferred Mineral Resource for the Waterberg deposit stands at 29 million ounces of palladium, platinum, gold and rhodium (287 million tonnes grading 3.15 g/t 4E - 0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 30%, 61%, 1%, 8% respectively, June 12, 2014 Press Release Coffey, K. Lomberg, www.sedar.com) The deposit remains open. Current drilling is in progress across the Joint Venture area and directly north on the Waterberg Extension along strike beyond the 8 kilometer long published resource.

About the Waterberg Joint Venture and Waterberg Extension

The Japan Oil, Gas and Metals National Corporation (“JOGMEC”), a state owned mining company from Japan, is an active participant in the Waterberg Joint Venture along with Platinum Group Metals Ltd. and South African empowerment partner Mnombo Wethu Consultants (Pty) Ltd. The Waterberg deposit was discovered in late 2011 by the joint venture partners and has grown dramatically over the past few years to be a globally significant deposit. The deposit is near surface and in an independently engineered PEA, a mine design for the Waterberg Joint Venture project area estimates 655,000 ounces of 3E production at steady state to be accessed by ramp declines, utilizing fully mechanized mining methods. See National Instrument 43-101 technical report at www.sedar.com entitled “Waterberg Mineral Project Preliminary Economic Assessment” filed March 13, 2014. The Waterberg Extension is owned 87% by Platinum Group Metals directly and indirectly and is located adjacent to the north of the Waterberg Joint Venture within a regional scale set of Prospecting Rights granted to the Company.

About DRA

DRA is a 30 year old global engineering firm that has managed 45 PGM mine developments and operations, most of them in South Africa. DRA has operating offices in South Africa (Johannesburg, Cape Town), Botswana, Mozambique, Zimbabwe, DRC, Australia (Perth and Brisbane), India, China and Canada. DRA employs about 2,800 persons globally. They deliver mining and mineral processing services from concept to commissioning and operations.

Qualified Person, Quality Control and Assurance

The non-independent qualified person for this Press Release is R. Michael Jones P.Eng. He has relevant experience in precious metals and PGM evaluations and has verified the data by reviewing the detailed assay and geological information on the Waterberg deposit and visiting the site and core yard many times since 2011 including in June 2014.

Ken Lomberg of Coffey Mining South Africa Pty Ltd is the independent qualified person for the Mineral Resources on the Waterberg Deposit and he has reviewed the references to resources and ongoing work in this press release. It is planned that Coffey will prepare an update on the Mineral Resource for the PFS based on the current in-fill drilling.

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About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the WBJV Project 1 (Maseve) platinum mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo. The Company has also expanded its exploration northward on to the Waterberg Extension Project.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion of the WBJV Project 1mine (Maseve), the Company’s ability to secure further financing, the Company’s plans with respect to future exploration at Waterberg, development and production on the Company’s projects including mine construction at WBJV Project 1 mine (Maseve), and all technical details of the Waterberg PEA. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

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Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.